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                          July 24, 2023

       Nicole Fernandez-McGovern
       Chief Financial Officer
       AgEagle Aerial Systems Inc.
       8863 E. 34th Street North
       Wichita, Kansas 67226

                                                        Re: AgEagle Aerial
Systems Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2023
                                                            File No. 333-273332

       Dear Nicole Fernandez-McGovern:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jane Tam